GT SOLAR INTERNATIONAL, INC.
243 Daniel Webster Highway
Merrimack, New Hampshire  03054

November 10, 2009

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Daniel Morris
Tom Jones

	Re:	GT Solar International, Inc. (the “Company”)
Registration Statement on Form S-3
(SEC File No. 333-161300)

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of the Registration Statement on Form S-3, SEC File No. 333-161300, as amended, to 4:00 p.m., Eastern time, on Friday, November 13, 2009, or as soon thereafter as practicable.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

•                  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eva H. Davis of Kirkland & Ellis LLP, special counsel to the Company, at (213) 680-8508, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

GT SOLAR INTERNATIONAL, INC.

By:	/s/ Hoil Kim
Hoil Kim
Vice President, General Counsel and Secretary

cc:  Eva H. Davis